Exhibit 99.1

Ioneer welcomes decision to list Tiehm’s buckwheat as an endangered species

Wednesday, 14 December 2022 – Ioneer Ltd (ASX: INR, Nasdaq: IONR), an emerging lithium–boron supplier, welcomes the U.S. Fish and Wildlife Service’s (FWS) recent announcement that it has decided to list Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and designate critical habitat.  The decision provides further clarity for the path forward for the development of the Rhyolite Ridge project and is fully in line with Ioneer’s expectations.

FWS announced its intention to list Tiehm’s buckwheat in October 2021 and to designate critical habitat in February 2022. What has been announced today is in line with previous announcements including the area of critical habitat surrounding the plant populations.

Ioneer Managing Director Bernard Rowe said:

“Ioneer fully supports the listing of Tiehm’s buckwheat as an endangered species and critical habitat designation. We are committed to the protection and conservation of the species and have incorporated numerous measures into our current and future plans to ensure this occurs. Our operations have and will continue to avoid all Tiehm’s buckwheat populations.

“We continue to work in partnership with the FWS and the BLM to ensure the long-term conservation and viability of the plant population at Rhyolite Ridge. Through these various efforts, coupled with the existing scientific understanding of the plant, Ioneer remains highly confident that Tiehm’s buckwheat and the Project – a critical asset to ensure a sustainable planet for all species – will successfully co-exist.”

The protection and conservation of Tiehm’s buckwheat is a key component in Ioneer’s environmental stewardship and incorporated into all aspects of our planning and permitting activities. In July 2022, the Company submitted to the U.S. Bureau of Land Management (BLM) a revised Plan of Operations that incorporated additional key commitments relating to buckwheat conservation:

•	Avoiding direct impacts to all Tiehm’s buckwheat populations;
•	Minimising and mitigating indirect impacts utilising standard operating measures; and
•	Minimising disturbance within designated critical habitat.

Ioneer’s ongoing conservation efforts for Tiehm’s buckwheat are aimed at addressing current and future threats to the species, including climate-related threats. Under the supervision of a full-time botanist, the Company is conducting scientific research to further increase knowledge of the species and is now operating a dedicated greenhouse in Nevada where plants are being successfully grown from seed collected from the known populations.

For more information on Ioneer’s Tiehm’s buckwheat conservation efforts, please visit:
https://www.ioneer.com/sustainability/environment-tiehms-buckwheat-conservation/

This ASX release has been authorised by Ioneer Managing Director Bernard Rowe.

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Contact

Chad Yeftich
Ioneer Ltd.
Media and Investor Relations
ir@ioneer.com

About Ioneer

Ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study (DFS) completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future. In September 2021, Ioneer entered a 50/50 joint venture agreement with Sibanye Stillwater Ltd to advance the Rhyolite Ridge project.  The Company has signed lithium offtake agreements Ford Motor Company, PPES (joint venture between Toyota Motor Corporation and Panasonic Corporation) and EcoPro Innovation. Ioneer will be the operator of the Project, which is expected to come onstream in 2025.